

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

JR Herlihy
Chief Financial Officer
Ellington Financial Inc.
53 Forest Avenue
Old Greenwich, CT 06870

> **Re: Ellington Financial Inc.**
> **Form 10-K for the Fiscal Year Ending December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-34569**

Dear JR Herlihy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction